Filed by Prosperity Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: American Bank Holding Corporation

Commission File No.: 001-35388

Date: July 24, 2025

The following are excerpts from the transcript of the Q2 2025 earnings call held by Prosperity Bancshares, Inc. (“Prosperity” or the “Company”) on July 23, 2025. The excerpts contain only those portions of the transcript relating to discussions of the proposed transaction between Prosperity and American Bank Holding Corporation.

PROSPERITY BANCSHARES, INC.

Second Quarter 2025 Earnings Conference Call

July 23, 2025 — 10:30 a.m. C.T.

Company Participants

Charlotte Rasche — Executive Vice President & General Counsel

David Zalman — Senior Chairman & Chief Executive Officer

Asylbek Osmonov — Chief Financial Officer

H.E. (Tim) Timanus, Jr. — Chairman

Kevin Hanigan — President & Chief Operating Officer

Charlotte Rasche

Thank you. Good morning, ladies and gentlemen, and welcome to Prosperity Bancshares Second Quarter 2025 Earnings Conference Call. This call is being broadcast live on our website and will be available for replay for the next few weeks.

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Now let me turn the call over to David Zalman.

David Zalman

Thank you, Charlotte. I would like to welcome and thank everyone listening to our second quarter 2025 conference call.

I’m proud to announce that we entered into a definitive agreement with American Bank Holding Company in Corpus Christi to merge. We have followed American Bank closely for more than two decades and have tremendous respect for the bank and for the people that have contributed to its success. Our banks have a complementary footprint and we are familiar with and remain committed to the communities that American Bank serves, including with both financial products and community support. This combination will strengthen our presence and operations in South Texas and surrounding areas and enhance our presence in Central Texas, including in San Antonio, a highly desirable, high-growth area.

…

We are very excited about our pending merger with American Bank Holding Company and American Bank in Corpus Christi. We also continue to have conversations with other bankers considering strategic opportunities. We believe that higher technology and staffing costs, funding costs, staffing costs and funding costs, loan competition, succession planning concerns and increased regulatory burden all point to continued consolidation. We remain ready to move forward in the event a transaction materializes and will be beneficial to our company’s long-term future and increase shareholder value.

Texas was rated as a second-best state for business in 2025 by CNBC; however, we believe it should have been number one. That’s just a little humor, guys. Texas continues to shine as more people and companies move to the state because of the business-friendly political structure and no state income tax. Prosperity continues to focus on building core customer relationships, maintaining sound asset quality and operating the bank in an efficient manner while investing in ever-changing technology and product distribution channels. We intend to continue to grow the company both organically and through mergers and acquisitions. I want to thank everyone involved in our company for helping to make it the success it has become.

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QUESTIONS & ANSWERS

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Manan Gosalia — Analyst, Morgan Stanley

I wanted to focus on the acquisition and specifically on the NII accretion from the acquisition. Can you comment on, I guess, what sort of NII you think you can get from the acquisition? Are there any revenue synergies that you’re building in? Is there any benefit on the deposit cost side? And if there’s any loans that you might want to run off after completing the acquisition.

Asylbek Osmonov

Okay. I’ll take that one and I’ll start off with deposit and what we notice in America Bank has really good deposit base and very similar to ours. That’s what attracted us to the American Bank. And if you look at their cost of deposits, it was 1.66%, very close to our, you know, if you look just overall industry, very low. They have a very strong deposit base. On the loans, they’re yielding higher than ours. I think their loan yield about 6.43. So both of them, taking those, is very going to be accretive to our margin.

If you look overall on dollar-wise, I think on an annual basis it’s going to bring, if you just take their run rate, it’s about $85 million to $90 million on NII on themselves. But in addition, we’re going to be having some markups on those loans to the fair value and also we’re going to have AOCI adjustment on their bond, which kind of generates additional $15 million per year, $15 million to $16 million. So combining those, we know it’s going to be a pretty strong expansion on our net interest income. If you look it on margin wise, if we calculated it, it gives about mid-single digit on the margin increase overall.

David Zalman

I think you could say also that American Bank is very similar to us. If you look at our cost of deposits, their cost of deposits were very close. And again, I don’t think you’re going to see… With some banks that join us, we know going in there’s going to be a pretty good loan runoff and a pretty good deposit runoff; we don’t see that in American Bank. We feel comfortable. They’re very much like we are and I don’t see, I just think it’s just a good core bank. Really, it’s a peach.

Peter Winter — Analyst, D.A. Davidson

Good morning. I wanted to ask about the Lone Star portfolio. Loans were down about $180 million year over year and deposits were down about $250 million year over year, so are you nearing a bottom? And then maybe if you can talk about the quality of American Bank’s loans and deposits, would you expect some runoff once you close that deal?

David Zalman

….

Going forward with American Bank, again, a little bit different than some underwriting, but I think if anybody came and looked at us from another bank they would think we’re different than them. I think overall I don’t see the deposit loss or the, ah, and there’ll always be some, but I don’t see the deposit loss or the loan loss in the American deal. I think it’s just a really good core bank. It’s hard to find real good core banks like this and this is really a good core bank.

…

Kevin Hanigan

By recap, I think we’re done or near done with Lone Star’s [inaudible] and I think American Bank is just, it’s a different animal. It’s been around 50-plus years. Really, really solid deposit franchise. I mean very, very solid. Credit quality good, maybe underwriting a little different than us, but the credit quality, very good. Does that mean there’ll be zero runoff? No. But it’s going to be very mild. Very mild. This is not a big shift in terms of what they’re paying on deposits versus us. It’s a high-quality franchise. We’re lucky to get it.

David Zalman

Yeah, I think the American Bank deal makes, you know, we have a big strong position in the Houston market, we have a strong position in the Dallas market and a good position in the Austin market, but again, along the Gulf of America, we have Victoria, and again, it was such a great merger with this. I mean they joined us and we became the number-one market share in that whole second-tier market. Or right down the road is Corpus Christi and this gives us the number-one market share in Corpus Christi. So we really have become number-one market share or major market shares in these second-tier markets like Victoria, like Corpus Christi, like Odessa, Lubbock, Midland, Bryan–College Station, and those are really great markets and this just fits in just perfectly with that, not to mention that it gives us… We really needed some locations in the San Antonio market where we only had one and I think this gives us, what, four more locations in the San Antonio market. So it really helps us get a jump in the San Antonio market as well, so we’re really excited about that.

…

Operator

The next question is from Stephen Scouten with Piper Sandler. Please go ahead.

Stephen Scouten — Analyst, Piper Sandler

Thanks, everyone. Appreciate it. Just going back to American Bank, and David, you noted the four additional branches in San Antonio, given that that’s, I think you guys said the third largest MSA in Texas, do you look to deepen that franchise further in San Antonio beyond this acquisition? Could you look at new hires or could incremental M&A in that market be in the cards?

David Zalman

I guess I should just say stay tuned, I guess.

Stephen Scouten — Analyst, Piper Sandler

Okay. Fair enough. And then maybe on pricing around the deal, I mean the three-year earn-back feels like maybe towards the longer end of what we’ve seen from you guys. Would you say that that was kind of pushing the limits of what you would want to do from an earn-back perspective on a deal?

David Zalman

Does that three-year, Kevin, help me, does that three-year include the…? The way it was priced, it looked like it was priced higher than some of the other deals at 2.2x, but again, when we looked at the bank and you added back the AOCI, the price was like 1.8x, which, for a bank like that, we thought was a very, very good deal. So that three-year, was that based on the...?

Kevin Hanigan

It does include that, yeah.

David Zalman

It does include that. But again, I think for a bank that’s a quality bank like this, that three years is not unreasonable at all, and I’d do it again tomorrow if we get another bank like that. It’s really a sweet bank.

…

Stephen Scouten — Analyst, Piper Sandler

Great. And maybe one last point of clarification. On the NIM trajectory you talked about, David, I think you said 3.35% could happen in 6 months, 3.48% over 12 months, et cetera. Does that include the mid-single-digit impact to the margin from American Bank or is that kind of on your existing balance sheet?

David Zalman

No, this is just our existing balance sheet. So that should help, no question.

Stephen Scouten — Analyst, Piper Sandler

Perfect. Thanks for the clarification. Thanks for the time today.

Operator

The next question is from Ebrahim Poonawala with Bank of America. Please go ahead.

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Eric — Analyst, Bank of America

…. And then maybe one more on M&A. David, based on everything you’ve said, I have a guess of what you’ll say, but does the American deal limit the ability to complete any other deals until that closes or are you still very active?

David Zalman

No, we’re still very active.

Operator

The next question is from Jon Arfstrom with RBC Capital Markets. Please go ahead.

…

Jon Arfstrom — Analyst, RBC Capital Markets

Just a follow up on that. I know you guys had a tough time with the last deal, getting it closed on time; any evidence of less regulatory pressures, David? I mean I don’t think you’re going to get into that situation again, but any evidence of that?

David Zalman

I hope so. You saw the Cadence deal close in just a few months. But again, we understand that bank, Industry Bank, they wanted to get that off of their books before something else happened. But everybody else that we’ve talked to so far, it looks… You know, historically, we used to get a bank deal done in three months, and I’m hoping, Charlotte may jump in, but I’m still thinking that we’re going to go back to those three to four months. I think that I think that’s what we’re looking at.

That last deal, it started deal started off with a DOJ in a town of 10,000 people, that we were a big bank and, you know, so many miles from Tyler or something. I don’t want to get into all the details. And then it was another deal after that. From what everybody tells me, they’re more focused on substance instead of form right now and that, unless something changes in the administration, which I don’t see happening right now, I think, you know, it seems to be a lot much cleaner and clearer path where we’re going and I think everybody kind of knows where they’re going right now.

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Cautionary Notes on Forward Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This transcript contains statements regarding the proposed transaction between Prosperity and American; future financial and operating results; benefits and synergies of the transaction; future opportunities for Prosperity; the issuance of common stock of Prosperity contemplated by the Agreement and Plan of Merger by and between Prosperity and American (the “Merger Agreement”); the expected filing by Prosperity with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Prosperity and a proxy statement of American to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of

1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about Prosperity and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

These forward-looking statements may include information about Prosperity’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for credit losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s loan portfolio and allowance for credit losses, changes in deposits, borrowings and the investment securities portfolio, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement.

These forward‑looking statements are not guarantees of future performance and are based on expectations and assumptions Prosperity currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of Prosperity’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. These risks and uncertainties include, but are not limited to, whether Prosperity can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); the possibility that the anticipated benefits of an acquisition transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of two companies or as a result of the strength of the economy and competitive factors generally; a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Prosperity’s securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources;

economic conditions, including currency rate, interest rate and commodity price fluctuations; changes in trade policies by the United States or other countries, such as tariffs or retaliatory tariffs; and the effect, impact, potential duration or other implications of weather and climate-related events. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, American or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Prosperity’s business and to American’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of American’s business and operations into Prosperity, will be materially delayed or will be more costly or difficult than expected, or that Prosperity is otherwise unable to successfully integrate American’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of American, (5) the ability by each of Prosperity and American to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Prosperity after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of Prosperity’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Prosperity before or after the transaction, or against American, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of Prosperity and American. Prosperity disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements Prosperity has filed with the SEC. Copies of the SEC filings for Prosperity may be downloaded from the Internet at no charge from http://www.prosperitybankusa.com.

Additional Information about the Transaction and Where to Find It

Prosperity intends to file with the SEC a Registration Statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of American in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/Prospectus which will be sent to the shareholders of American in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, AMERICAN AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from Prosperity at http://www.prosperitybankusa.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 or to American Bank Holding Corporation, 800 North Shoreline Boulevard, Corpus Christi, Texas 78401, Attn: Stephen Raffaele, (512) 306-5550.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.